January 31, 2025

Mark Iwicki
Chief Executive Officer and Chair of Board of Directors
KALA BIO, Inc.
1167 Massachusetts Avenue
Arlington, MA 02476

       Re: KALA BIO, Inc.
           Registration Statement on Form S-3
           Filed January 24, 2025
           File No. 333-284480
Dear Mark Iwicki:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Andrea Sorrentino, Esq.